Mail Stop 3561


									August 2, 2005

Mr. Yashpal Singh
Chief Executive Officer
Mendocino Brewing Company, Inc.
1601 Airport Road
Ukiah, CA 95482


      RE:		   Mendocino Brewing Company, Inc.
            	        	Form 10-K for Fiscal Year Ended
      December 31, 2004
      Filed May 13, 2005
	  	Form 10-Q for Fiscal Quarter Ended
		March 31, 2005
		Filed May 20, 2005
	File No. 001-13636

Dear Mr. Singh:

	We have reviewed your responses contained in the letter dated July 18, 2005 and upon reviewing those responses issue the following comment.

	We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended December 31, 2004

Consolidated Statements of Operations and Comprehensive Income, page
F-3
1. We read your response to comment 2 in our letter dated July 7, 2005. Based on the additional information you provided, it appears to us that the legal dispute settlement represents an operating expense, clearly related to transactions made during the ordinary course of your operations. In particular we note that the expense relates to a dispute you had with a distributor of your product and transacting with your distributors is a normal part of your continuing operations. Thus, please tell us how you intend to revise your filing accordingly. To the extent you amend your filing, please ensure the amendment also incorporates the revisions requested in comments 5 and 6 in our letter dated July 7, 2005.

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	You may contact David DiGiacomo at (202) 551-3319, or in his absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3843 with any other questions.


                  Sincerely,



            George F. Ohsiek, Jr.
    					          Branch Chief



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Mr. Yashpal Singh
Mendocino Brewing Company, Inc.
August 2, 2005
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